SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(AMENDMENT NO. 1)*(1)

Coram Healthcare Corp.
(Name of Issuer)

 Common Stock, $0.001 par value
Title of Class of Securities)

 218103109
CUSIP Number)

 Richard F. Levy, Esq.
Altheimer & Gray
10 South Wacker Drive
Chicago, Illinois 60606
(312) 715-4600
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 February 12, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  / /

        NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

(1)
This Schedule 13D is a joint filing for the Ann & Robert H. Lurie Foundation, Mark Slezak, Samstock, L.L.C. and Richard Haydon. The Ann & Robert H. Lurie Foundation and Mark Slezak previously jointly filed a Schedule 13D and seven amendments; Samstock, L.L.C. previously filed a Schedule 13D and six amendments. See Item 1.

CUSIP No. 218103109	13D	Page 2 of 8 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann & Robert H. Lurie Foundation (f/k/a Ann & Robert H. Lurie Family Foundation)

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER: 3,999,900

		(8)	SHARED VOTING POWER: -0-

		(9)	SOLE DISPOSITIVE POWER: 3,999,900

		(10)	SHARED DISPOSITIVE POWER: -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,999,900

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.1% (1)

(14)	TYPE OF REPORTING PERSON: OO (Illinois not-for-profit corporation)

(1)	Based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

CUSIP No. 218103109	13D	Page 3 of 8 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Slezak

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER: 606,000

		(8)	SHARED VOTING POWER: -0-

		(9)	SOLE DISPOSITIVE POWER: 606,000

		(10)	SHARED DISPOSITIVE POWER: -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 606,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.2% (1)

(14)	TYPE OF REPORTING PERSON: IN

(1)	Based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

CUSIP No. 218103109	13D	Page 4 of 8 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Samstock, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER: 2,500,000

		(8)	SHARED VOTING POWER: -0-

		(9)	SOLE DISPOSITIVE POWER: 2,500,000

		(10)	SHARED DISPOSITIVE POWER: -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.0% (1)

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

(1)	Based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

CUSIP No. 218103109	13D	Page 5 of 8 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard L. Haydon

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER: 991,909

		(8)	SHARED VOTING POWER: -0-

		(9)	SOLE DISPOSITIVE POWER: 991,909

		(10)	SHARED DISPOSITIVE POWER: -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 991,909

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.0% (1)

(14)	TYPE OF REPORTING PERSON: IN

(1)	Based on 49,638,452 shares of Common Stock outstanding as of September 30, 2001, as reported in the Issuer's most recent Form 10-Q.

        Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 1 to Schedule 13D on behalf of the Ann & Robert H. Lurie Foundation (f/k/a Ann & Robert H. Lurie Family Foundation), an Illinois not-for-profit corporation ("Lurie Foundation"), Mark Slezak, an individual ("Mr. Slezak"), Samstock, L.L.C., a Delaware limited liability company ("Samstock"), and Richard L. Haydon, an individual ("Mr. Haydon"). The Lurie Foundation, Mr. Slezak, Samstock, and Mr. Haydon are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing hereunder because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons constitute a "person" or "group" for any purpose, or (ii) an admission that any of the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by any other Reporting Persons. Pursuant to Rule 13d-1(k)(2) under the Act, each Reporting Person is filing this Schedule 13D on its own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

ITEM 1.    SECURITY AND ISSUER, is hereby deleted in its entirety and replaced with the following:

        This Amendment No. 1 to Statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, $0.001 par value (the "Common Stock") of Coram Healthcare Corp., a Delaware corporation ("Issuer"). This is a joint filing by the Lurie Foundation, Mr. Slezak, Samstock and Mr. Haydon.

        Previously, the Lurie Foundation, Mr. Slezak, Samstock, and Mr. Haydon (along with certain other persons) jointly filed with the Securities Exchange Commission ("SEC") a Statement on Schedule 13D on July 18, 2000, as amended by that certain Amendment No. 1 filed with the SEC on July 27, 2000, as amended by that certain Amendment No. 2 filed with the SEC on August 18, 2000, as amended by that certain Amendment No. 3 filed with the SEC on September 1, 2000, and as amended by that certain Amendment No. 4 filed with the SEC on October 13, 2000 each relating to the shares of Common Stock of the Issuer. Subsequently, the Lurie Foundation and Mr. Slezak jointly filed with the SEC that certain Amendment No. 5 on October 20, 2000 and that certain Amendment No. 6 on December 6, 2000 relating to the shares of Common Stock of the Issuer. In addition, Samstock filed with the SEC that certain Amendment No. 5 on December 6, 2000 relating to the shares of Common Stock of the Issuer. On January 23, 2002, the Reporting Persons jointly filed a Schedule 13D relating to the shares of Common Stock of the Issuer. This filing constitutes an amendment to the Statements on Schedule 13D for the Lurie Foundation, Mr. Slezak, Samstock and Mr. Haydon.

        The principal executive offices of Issuer are located at 1675 Broadway, Suite 900, Denver, Colorado 80202.

ITEM 4.    PURPOSE OF TRANSACTION is hereby deleted in its entirety and replaced with the following:

        On August 8, 2000 the Issuer filed a voluntary petition under Chapter 11 of the Bankruptcy Code. On October 20, 2000, the U.S. Trustee appointed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") appointed an equity committee (the "Equity Committee"). The Equity Committee consists of the Lurie Foundation, Samstock and Mr. Haydon. On August 8, 2000 and July 31, 2001, the Issuer's management submitted disclosure statements soliciting votes with respect to a plan of reorganization proposed by the Issuer. On both occasions the plan was rejected by the Bankruptcy Court.

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        On January 14, 2002, Goldman Sachs & Co and Foothill Capital Corporation filed a motion with the Bankruptcy Court requesting the appointment of a Chapter 11 Trustee. Separately, on January 18, 2002, the U.S. Trustee filed a motion with the Bankruptcy Court requesting the appointment of a Chapter 11 Trustee. On January 22, 2002, the Reporting Persons, as members of the Equity Committee of the Issuer, filed a motion before the Bankruptcy Court requesting, among other things, that the Bankruptcy Court order the Issuer to hold promptly an annual meeting of its stockholders for the election of directors, because the Reporting Persons believed that the election of a new and experienced board of directors would be in the best interests of the Issuer. The Equity Committee also subsequently filed a response opposing the motions for the appointment of a Chapter 11 Trustee.

        At a hearing on February 12, 2002, Judge Mary Walrath of the Bankruptcy Court approved the motions to appoint a Chapter 11 Trustee and ordered that a trustee be chosen by the United States Trustee. The Bankruptcy Court denied the motion of the Equity Committee to order the Issuer to hold an annual meeting. The Bankruptcy Court did not rule upon the Equity Committee's request to invalidate certain amendments to the Certificate of Designation of the Series A Preferred Stock of Coram, Inc. and the Stockholders' Agreement of Coram, Inc., nor did the Bankruptcy Court rule upon the Equity Committee's request for a hearing regarding the imposition of sanctions against the Issuer, Coram, Inc. and the noteholders of Coram, Inc. for having attempted to enact such amendments without properly disclosing such action to the Bankruptcy Court or any other party while under an obligation to do so. The amendments in question provide the holders of the preferred stock with (a) approximately 55.4% of the total voting power of Coram, Inc., and (b) the right to appoint four out of a total of seven directors to the board of directors of Coram, Inc. on the occurrence of certain defined "triggering events", including the entry of an order of a court of competent jurisdiction compelling a stockholder meeting of the Issuer for the election of directors.

        The Reporting Persons are presently considering further actions that may be necessary or desirable in order to protect the interests of the Issuer's stockholders in light of the Bankruptcy Court's rulings (a) at the hearing on December 21, 2001, which denied confirmation of the Issuer's and Coram, Inc.'s second amended plan of reorganization because of the continuing conflict of interest between the Issuer's chief executive officer and Cerberus Partners, L.P., one of Coram, Inc.'s noteholders and (b) at the February 12, 2002 hearing.

        Representatives of the Equity Committee have been in discussions with representatives of Coram, Inc.'s noteholders to determine whether they can agree upon the terms of a plan of reorganization for the Issuer and Coram, Inc. The discussions are on-going.

        Depending on market conditions and other factors that each may deem material to its investment decision, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the Common Shares that such Reporting Persons now own or hereafter may acquire.

        Other than as described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS is hereby deleted in its entirety and replaced with the following:.

Exhibit 1	Statement made pursuant to Rule 13d-1 (k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended

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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 20, 2002
ANN & ROBERT H. LURIE FOUNDATION
By:	/s/ MARK SLEZAK
Name:	Mark Slezak
Title:	Vice President
/s/ MARK SLEZAK Mark Slezak
SAMSTOCK, L.L.C.
By:	/s/ DONALD J. LIEBENTRITT
Name:	Donald J. Liebentritt
Title:	Vice-President
/s/ RICHARD L. HAYDON Richard L. Haydon

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